UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 9, 2020, regarding the change in composition of the Audit, Risk Management and Finance Committee of Natura &Co Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: January 9, 2020

Item 1

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 9, 2020, regarding the change in composition of the Audit, Risk Management and Finance Committee of Natura &Co Holding S.A.

NATURA &CO HOLDING S.A.

Publicly Held Company CNPJ/MF No. 32.785.497/0001-97

NIRE 35.300.531.582

NOTICE TO THE MARKET CHANGE IN

COMPOSITION OF THE

AUDIT RISK MANAGEMENT AND FINANCE COMMITEE

Natura &Co Holding S.A. (“Natura &Co”), in accordance with article article 30, XXX, of CVM Instruction No. 480/2009, informs to shareholders and the market in general the resignation of Mr. Jorge Roberto Manoel to the position of member of the Company’s Audit, Risk Management and Finance Committee, as from December 31, 2019.

The position member of the Company’s Audit, Risk Management and Finance Committee will remain vacant until the Company’s Board of Directors timely resolves upon the appointment of an alternate in accordance with article 26 of the Company’s Bylaws.

São Paulo, January 09, 2020.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Chief Financial and Investor Relations Officer